## Contactați

www.linkedin.com/in/andreipusoiu
(LinkedIn)
cybergl.com (Company)

## Aptitudini principale

Cyber Threat Intelligence (CTI)
Back-End Web Development
Front-End Development

## Languages

Engleză (Professional Working)
Franceza (Limited Working)

## Honors-Awards

"Ethical Hacking" Prize For
Sustainable growth in the Cyber
Security Industry

# Andrei Pusoiu

COO @ CyberGlobal | Scaling Cybersecurity Franchise | 20+
Locations
Cluj-Napoca, Cluj, România

## Rezumat

I'm Andrei Pusoiu, Co-Founder & COO of CyberGlobal, the world's
first cybersecurity franchise network. My mission is to make
enterprise-grade cybersecurity accessible to every business,
everywhere.

At CyberGlobal, I focus on scaling operations, enabling franchise
partners, and ensuring consistent service delivery across our
growing network of 20+ franchisees, including 14 in the US. By
building a model that combines global expertise with local execution,
we empower entrepreneurs to deliver world-class cybersecurity
within their own markets.

With more than a decade of experience in cybersecurity and
leadership, I specialize in transforming complex challenges into
scalable, reliable, and future-ready solutions.

Let's connect if you're interested in partnering, investing, or
collaborating to shape the future of global cybersecurity.

———

## Experiență

CyberGlobal
Co-Founder & COO
mai 2025 - Present (5 luni)
Wyoming, Statele Unite Ale Americii

I co-founded CyberGlobal, the world's first cybersecurity franchise network,
with the mission to make enterprise-grade protection accessible to every
business. As COO, I focus on scaling operations, enabling franchise partners,
and ensuring consistent global service delivery.

Key contributions so far:

• Expanded to 20+ franchisees across the US and Europe, including 14 in the US.

• Built operational frameworks to support franchise growth and partner success.

• Developed scalable delivery processes for SOC, penetration testing, and incident response.

• Driving global expansion through strategic partnerships and investor engagement.

Vision: To democratize cybersecurity by combining global expertise with local execution.

## Cyber Threat Defense
### Founder, Managing Director
noiembrie 2017 - Present (7 ani 11 luni)
Cluj County, Romania

I founded Cyber Threat Defense (CTD) to help businesses secure their most valuable digital assets against evolving threats. Over the past 7+ years, CTD has become a trusted cybersecurity partner for organizations across industries, delivering advanced offensive security and managed defense services.

Core Services:

• Offensive Security (penetration testing & red team simulations)
• Cybersecurity Consultancy & Risk Management
• Security Audits & Compliance Assessments
• Digital Forensics & Incident Investigations (fraud, phishing, breaches)
• SOC-as-a-Service (24/7 monitoring & response)

ctdefense.com

## P3
### Managing Director
ianuarie 2022 - martie 2025 (3 ani 3 luni)
Germania

As Partner & Managing Director of P3 Cyber Threat Defense (P3 CTD), I oversaw the delivery of managed cybersecurity services for enterprise clients across Europe. My role combined strategic leadership with hands-on service management, ensuring clients met the highest security and compliance standards.

Focus Areas:

• Managed Security Services (MSS) & SOC delivery
• Cyber risk management and compliance support
• Penetration testing and offensive security programs
• Client engagement across regulated industries

## Red Team Partners
### Cyber Security Consultant
ianuarie 2020 - iulie 2023 (3 ani 7 luni)
Londra, Marea Britanie, Regatul Unit

Delivered specialized cybersecurity consulting services for clients in the UK and Europe, with a focus on application security and digital forensics.

Key Services:

• Secure Code Review & Application Security Assessments
• Digital Forensics & Incident Investigations
• OSINT & Threat Intelligence Analysis
• Dark Web Monitoring & Risk Assessments

This role allowed me to combine hands-on technical expertise with strategic advisory work to strengthen client defenses against advanced threats.

## Forward Defense
### Cybersecurity Service Delivery Manager
2015 - decembrie 2021 (6 ani)
Cluj, România

Led the delivery of advanced cybersecurity operations for global enterprise and government clients, combining technical leadership with project management across offensive security and intelligence programs.

Core Expertise:

• Penetration Testing & Red Team Engagements
• OSINT & Threat Intelligence Analysis
• Social Engineering Campaigns

- Dark Web Monitoring & Cyber Intelligence
- Digital Forensics, Investigations & Incident Response

As Technical Lead, I managed multidisciplinary teams and ensured successful execution of high-stakes security engagements in highly regulated industries.

## GuidePoint Security
### Cyber Security Consultant
octombrie 2020 - ianuarie 2021 (4 luni)

Project Management & Team Lead

Web Application Security Assessment

Mobile App Security Assessment

Desktop Application Code Review and Assessment

## Garmin Cluj
### Cyber Security Engineer
mai 2017 - ianuarie 2018 (9 luni)

Cluj County, Romania

Cyber Security Engineer part of the global Offensive Security team

Penetration testing of Garmin's Crown Jewels

Security Assessment of the external perimeter

Security Audit of newly acquired companies

## WebPentesting
### Founder, Cyber Security Engineer
februarie 2015 - mai 2017 (2 ani 4 luni)

Județul Cluj, România

Webpentesting.com is a cyber security services company that helps online businesses to prevent or recover from cyber threats using real-world attacks.

Web Application Penetration Testing

Network Security Assessment

Secure Code Review

## Evozon
### Cyber Security Engineer
noiembrie 2014 - mai 2017 (2 ani 7 luni)

Județul Cluj, România

I Founded the Cyber Security Division inside the company, handling: Penetration testing of Web and Mobile applications, Consultancy for Secure Software Development, Vulnerability assessments, Secure Code Review Cyber Security Awareness training, Software Development and Quality Assurance.

## evolso
### Founder, Software Engineer
iunie 2013 - ianuarie 2015 (1 an 8 luni)
London, United Kingdom

Evolso LTD was a social network mobile app that received a seed investment from StartupYard accelerator.

Joined the company as a Co-Founder and Software Engineer, and handled: System Architecture,
Back-end application development, Website development and API development, Secure development and testing, Technical and Financial decisions inside the company.

## Evozon
### Software Engineer
noiembrie 2013 - martie 2014 (5 luni)
Cluj Napoca

Evozon Systems was my first experience in software development and quality assurance.

During my time there, I handled: Software Development, Automation Projects Development using Java Selenium, Security Testing based on OWASP Methodology, Stress testing with JMeter and much more.

—————

# Studii

### Universitatea „Babeș-Bolyai" din Cluj-Napoca
Master's degree, Decision Support Systems in Economics · (2012 - 2014)

### Universitatea „Babeș-Bolyai" din Cluj-Napoca
Bachelor's degree, Economic Informatics, Cybernetics · (2010 - 2013)